MATERIAL CHANGE REPORT

1.

Reporting Issuer

Full name of the Issuer:

Miranda Gold Corp.  (“Miranda” or the “Company”)

The address of the principal office in Canada of the reporting issuer is as follows:

Unit 1 – 15782 Marine Drive

White Rock, British Columbia
V4B 1E6

PHONE: (604) 536-2711

2.

Date of Material Change

July 12, 2006

3.

Press Release

The date and place(s) of issuance of the press release are as follows:

July 13, 2006

The Press Release was released to the TSX Venture Exchange being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4.

Summary of Material Change(s):

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has signed a binding Letter of Intent with Romarco Minerals Inc. (“Romarco”) (TSX-V: R) whereby Romarco may earn up to a 70% joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada.

5.

Full Description of Material Change

On July 12th, 2006 Miranda entered into a binding Letter of Intent with Romarco, to be replaced by a definitive option agreement within 30 days, whereby Romarco can earn a 60% interest by spending $3,000,000 over five years. A work expenditure of $400,000 is obligated in the first year and escalates in following years.  Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.  All currency is expressed in US Dollars.

Subject to regulatory approval, and upon execution of the definitive option and joint venture agreement, Romarco shall deliver 250,000 of its common shares to Miranda.

The Red Canyon (the “Project”) project area covers 7.7 square miles (19.8 square kilometers) consisting of 237 unpatented lode mining claims.  The property adjoins U.S. Gold’s Tonkin Springs property on the south and covers an erosional “window” that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery.  The Cortez Hills project has a reported resource of 8.5 million ounces. Pending approval of drill sites and drill availability, Romarco intends to conduct an initial drill campaign in 2006.

Initial Earn-in

Romarco will spend $3 million in project work expenditures from the date of the agreement over a period of five years and a schedule of the minimum expenditures is as follows:

Date	Annual Expenditures	Cumulative Expenditures
By July 12, 2007	$400,000	$400,000
By July 12, 2008	$500,000	$900,000
By July 12, 2009	$600,000	$1,500,000
By July 12, 2010	$750,000	$2,250,000
By July 12, 2011	$750,000	$3,000,000

Upon completion of expenditures of $3,000,000 Romarco will have earned a 60% interest in the Project and the parties will continue as joint venture partners.  Romarco may accelerate its expenditures to earn its interest at an earlier date.  Excess expenditures in any given year will be carried forward to the next year.

Romarco will pay 100% of all costs until they have earned a 60% interest thereafter the costs will be pro-rated to the respective interests in the project.

Additional Earn-in

At any time within 90 days following completion of the  initial earn-in, Romarco will have the option to earn a further 10% interest in the project (total  70%) by preparing a feasibility report to acceptable industry standards.  Romarco will have five years to complete the feasibility study and during this period will be obligated to spend $1 million in each of the first two years and $2 million in each of the remaining years.

Should Romarco elect not to complete a feasibility study but retain a 60% interest in the project, as a condition of the continued effectiveness of the joint venture Romarco must expend $1 million on the property each year.  For each cumulative $2 million Romarco will earn an additional 1% in the joint venture for a maximum of an additional 10%.  If Romarco does not expend the required $1 million annually it shall be deemed to have elected to withdraw from the joint venture, the joint venture will be terminated and the property will revert to Miranda without Romarco retaining any interest.

On completion of the additional earn-in requirements project costs will be pro-rated according to the respective interests in the property.

Should either party’s interest be reduced to five percent (5%) through dilution it will automatically revert to a 1.0% NSR Overriding Royalty and that party will have no further interest in the leasehold or joint venture.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer and

Corporate Secretary
Unit 1- 15782 Marine Drive

White Rock, British Columbia
V4B 1E6

PHONE:  (604) 536-2711

9.

Date of Report

DATED at White Rock, British Columbia this 24th day of July 2006.

“Doris Meyer”

Doris Meyer, Chief Financial Officer and Corporate Secretary